Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356
RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 23 DATED FEBRUARY 6, 2015
TO THE PROSPECTUS DATED APRIL 4, 2014

This document supplements, and should be read in conjunction with, our prospectus dated April 4, 2014, as supplemented by Supplement No. 13 dated October 3, 2014, Supplement No. 15 dated November 4, 2014, Supplement No. 16 dated November 5, 2014, Supplement No. 17 dated November 19, 2014, Supplement No. 18 dated December 1, 2014, Supplement No. 19 dated December 19, 2014, Supplement No. 20 dated December 22, 2014, Supplement No. 21 dated January 2, 2015 and Supplement No. 22 dated February 2, 2015. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose:

•	changes to our executive officers; and

•	changes to certain services performed by our advisor.

Changes to Our Executive Officers

The following information should be read in conjunction with, and supplements as appropriate, the disclosure contained in our prospectus regarding our management.

On February 2, 2015, our board of directors appointed Julianna S. Ingersoll, Eric M. Russell and Aimee E. Samford, each of whom is currently one of our officers, to serve in the executive officer positions set forth below, effective as of February 3, 2015.

Executive Officer	Age	Position
Julianna S. Ingersoll	35	Chief Operating Officer and Executive Vice President
Eric M. Russell	49	Chief Financial Officer and Vice President
Aimee E. Samford	43	Secretary, Treasurer and Vice President

In connection with the appointment of Ms. Ingersoll, Mr. Russell and Ms. Samford to the positions set forth above, on February 2, 2015, our board of directors removed Ms. Ingersoll from her previous positions as our Chief Financial Officer and Vice President and removed Mr. Russell from his previous position as our Assistant Treasurer, effective as of February 3, 2015.

Updated biographical information with respect to Ms. Ingersoll, Mr. Russell and Ms. Samford is set forth below:

Julianna S. Ingersoll has served as our Chief Operating Officer and Executive Vice President since February 2015. In this role, Ms. Ingersoll oversees business development, operations and finance, including external and internal sales, relations with third party distributors, product development, and strategy. Ms. Ingersoll previously served as our Chief Financial Officer and Vice President from February 2012 to February 2015. Ms. Ingersoll has also served as a Director, Real Estate Retail Products, Americas, of Deutsche Asset & Wealth Management, or Deutsche AWM, a division of Deutsche Bank A.G., or Deutsche Bank, since February 2012. Prior to this position, Ms. Ingersoll was a Vice President of Business Development for RREEF Real Estate, currently RREEF America L.L.C., our sponsor and advisor, which, together with its affiliates in Europe and Asia, comprises the global real estate investment business of Deutsche AWM, from November 2007 to February 2012, where she sourced, underwrote and executed strategic transactions. Prior to joining RREEF Real Estate, she held various positions with Deutsche Bank. From May 2006 to November 2007, Ms. Ingersoll served as Vice President of the Residential Mortgage-Backed Securities group of Deutsche Bank, where she was responsible for sourcing, underwriting and executing strategic acquisitions and joint ventures. From 2004 to 2006, she served as an Associate and Vice

President of the Corporate Investments group of Deutsche Bank, where she was responsible for sourcing and executing strategic acquisitions and divestitures. From 2003 to 2004, she served as an Analyst for the Corporate Investments group of Deutsche Bank. Ms. Ingersoll joined Deutsche Bank in June 2001 as an analyst for the Technology Investment Banking team. Ms. Ingersoll holds a B.S. in Business Administration from Washington & Lee University.

Eric M. Russell has served as our Chief Financial Officer and Vice President since February 2015. Mr. Russell previously served as our Assistant Treasurer from May 2013 to February 2015. He has served as a Director and Controller, RREEF Real Estate Fund Finance, Americas, Deutsche AWM since 2011 and as Vice President and Controller, RREEF Real Estate Fund Finance since 2000. During his tenure, Mr. Russell presided over RREEF Property Trust since November 2012, and previously presided over a large separate account with a peak size of USD 4.5 billion, a separate account focused on ground-up development and a private foreign investor owned REIT of approximately USD 1 billion in size. In these roles, Mr. Russell oversaw all financial reporting, fund accounting, tax compliance and loan compliance. Prior to joining RREEF Real Estate, Mr. Russell served as an Accounting Manager and Assistant Controller at iStar Financial, Inc., a publicly traded REIT, from 1996 to 2000. From 1994 to 1996, he worked as a Controller at Sierra National Home Warranty Corporation, a publicly traded company. Mr. Russell served as a Senior Auditor at Grant Thornton LLP from 1992 to 1994 and a Staff Auditor from 1991 to 1992. Mr. Russell holds a B.S. in Atmospheric Science from the University of California, Davis and is a certified public accountant (inactive).

Aimee E. Samford has served as our Treasurer since February 2015, and has served as our Vice President and Secretary since November 2012. Ms. Samford has also served, and continues to serve, as a Director and Chief Operating Officer, Real Estate, Americas, for Deutsche AWM's real estate business within Alternatives and Real Assets since September 2011. From 2005 to September 2011, Ms. Samford was a Director in RREEF Real Estate’s Strategic Planning and Analysis group. From 2004 to 2005, Ms Samford was a Director in Corporate Finance. From 2001 to 2004, Ms. Samford was a Vice President, Assistant Controller and Corporate Controller of Deutsche AWM's real estate business. She joined Deutsche AWM's real estate business in 1998 as a Manager of Corporate Finance. From 1996 until joining Deutsche AWM's real estate business in 1998, Ms. Samford was a Financial Analyst at Mattel, Inc. From 1993 to 1996, she served as an Audit and Tax Professional at Deloitte & Touche LLP. Ms. Samford holds a B.A. in Business Economics from the University of California, Los Angeles and is a certified public accountant (inactive).

On February 1, 2015, Neal P. Armstrong resigned from his positions as our Vice President and Treasurer, effective as of February 1, 2015.

Change to Services Being Performed by Our Advisor

The following information should be read in conjunction with, and supplements as appropriate, the disclosures contained in our prospectus regarding our advisor and the calculation of our daily NAV.

On February 2, 2015, Deutsche AWM, which includes RREEF America L.L.C., our advisor, announced that it has signed an agreement, or Services Agreement, with Bank of New York Mellon Corporation, or BNY Mellon, whereby BNY Mellon will provide real estate and infrastructure fund administration services to Deutsche AWM. Pursuant to the Services Agreement, Deutsche AWM will outsource its direct real estate and infrastructure fund finance, fund accounting, asset management accounting, and client and financial reporting functions to BNY Mellon.

With respect to the services being provided to us by our advisor, BNY Mellon, which is unaffiliated with us, will provide the fund accounting and reporting, asset management accounting and fund administration services that were previously performed by our advisor; provided that our advisor will remain ultimately responsible for the performance of all such services for us pursuant to the terms of the advisory agreement between us and our advisor. As part of the services provided by BNY Mellon, under the supervision of our advisor, BNY Mellon will calculate our daily NAV in accordance with the valuation guidelines established by our board of directors.